"Name of issuer:  Sierra Pacific Resources",,,,,,,,,
"Class of securities:  Common",,,,,,,,,
"CUSIP Number:   826425100",,,,,,,,,
,,,,,,,,,
"Person authorized to receive communications:",,,,,,,,,
,,,,,,,,,
,,"Mr. Steven C. Kleinman",,,,,,,
,,"George Weiss Associates, Hartford, CT 06103",,,,,,,
,,"(860) 247-2018",,,,,,,
,,,,,,,,,
"Date of event requiring filing:  July 1, 1996",,,,,,,,,
,,,,,,,,,
"Schedule 13D",,,,,,,,,
"'-",,,,,,,,,
"Reporting person:",,,,,"GWA,Inc. Profit",,,,
,,"George Weiss","Weiss Total","Weiss Qualified","Sharing Plan Trust",,,, ,,"Associates, Inc.","Return L.P.","Income Fund III","Dated 12/1/78",,,, ,,"06-0985075","06-1179675","06-1189897","06-0995549",,,,
,,,,,,,,,
"Member of group:",,"yes","yes","yes","yes",,,,
"",,"","","","",,,,
"Source of funds:",,"WC","WC","WC","WC",,,,
,,"","","","",,,,
"Location:",,"Connecticut","Connecticut","Connecticut","Connecticut",,,,
,,"","","","",,,,
"Shares owned with:",,,"","","",,,,
"Sole voting power",,462400,"","",54700,,"",,""
,,"","","","",,"",,""
"Shared voting power",,,574400,462600,"",,"",,""
,,"","","","",,"",,""
"Sole dispositive",,462400,"","",54700,,"",,""
,,"","","","",,"",,""
"Shared dispositive",,,574400,462600,"",,"",,""
,,"","","","",,,,
"Total owned",,462400,574400,462600,54700,,,,
,,"","","","",,,,
"% of class owned",,.0153956,.0191246650,.0154023,.0018212,,,,
,,"","","","",,,,
"Reporting entity:",,"BD","PN","PN","EP",,,,
,,,,,,,,,
"Information Section",,,,,,,,,
"'-",,,,,,,,,
"Item 1. Security and issuer",,,,,,,,,
,,,,,,,,,
,"Title of class of equity securities:  Common",,,,,,,,
,,,,,,,,,
,"Principal Officers:",,,,,,,,
,,,,,,,,,
,"Walter M. Higgins",,"6100 Neil Road, Reno, Nevada 89520-3150",,,,,,
,"Malyn K. Malquist",,"6100 Neil Road, Reno, Nevada 89520-3150",,,,,,
,"Victor Pena",,"6100 Neil Road, Reno, Nevada 89520-3150",,,,,,
,"William Peterson",,"6100 Neil Road, Reno, Nevada 89520-3150",,,,,,
,,,,,,,,,
"Item 2. Identity and Background",,,,,,,,,
,,,,,,,,,
"   Name",,,,"Principal Business",,,,,
,,,,,,,,,
"   George Weiss Associates, Inc.",,,,"Securities broker-dealer",,,,,
"   Weiss Total Return Limited Partnership",,,,"Investment company",,,,,
"   Weiss Qualified Income Fund III",,,,"Investment company",,,,,
"   George Weiss Associates, Inc. Profit",,,,"Employee profit sharing plan",,,,,
"      Sharing Plan Trust Dated 12/1/78",,,,,,,,,
"   Weiss Asset Management Limited Partnership",,,,"Investment advisor to above"
,,,,"   investment companies",,,,,
"   George A. Weiss",,,,"President,George Weiss Associates,",,,,,
,,,,"  Inc., general partner in above",,,,,
,,,,"  investment companies and advisor",,,,,
,,,,"  , and trustee of above employee",,,,,
,,,,"  profit sharing plan",,,,,
,,,,,,,,,
,"The above entities were all organized in Connecticut and are located",,,,,,,, ,"at One State Street, Hartford, CT 06103. None of the persons associated",,,,,, ,"with the above entities has been convicted in a criminal proceeding,",,,,,,,, ,"nor has been a party to a civil proceeding concerning securities laws.",,,,,,, ,,,,,,,,,
"Item 3. Source and Amount of Funds or Other Considerations",,,,,,,,,
,,,,,,,,,
,"The source of funds for purchases came from the capital of each",,,,,,,, ,"entity. The amount of funds used to make purchases totals $37,998,276.",,,,,,, ,"None of these funds were borrowed or otherwise obtained.",,,,,,,,
,,,,,,,,,
"Item 4. Purpose of Transaction",,,,,,,,,
,,,,,,,,,
,"The purpose of the transaction is for investment purposes only.",,,,,,,, ,,,,,,,,,
"Item 5. Interest in Securities of the Issuer",,,,,,,,,
,,,,,,,,,
"a)",,,,"Common Stock",,,,,
"   Entity",,,,"Owned in the","       Percent of",,,,
,,,,"Aggregate","       Outstanding",,,,
"   George Weiss Associates, Inc.",,,,462400,,.0153956,,,
"   Weiss Total Return Limited Partnership",,,,574400,,.0191247,,,
"   Weiss Qualified Income Fund III",,,,462600,,.0154023,,,
"   George Weiss Associates, Inc. Profit",,,,54700,,.0018212,,,
"      Sharing Plan Trust Dated 12/1/78",,,,,"",,"",,
,,,,,,,,,
"b)",,,,"Sole voting and"," Shared voting and",,,,
"   Entity",,,,"depositive power","  depositive power",,,,
,,,,,,,,,
"   George Weiss Associates, Inc.",,,,462400,,"none",,,
"   Weiss Total Return Limited Partnership",,,,"none",,574400,,,
"   Weiss Qualified Income Fund III",,,,"none",,462600,,,
"   George Weiss Associates, Inc. Profit",,,,54700,,"none",,,
"      Sharing Plan Trust Dated 12/1/78",,,,,"","","",,
,,,,,,,,,
"c)",,,,,,,,,
"   George Weiss Associates, Inc. Profit",,,,,,,,,
"      Sharing Plan Trust Dated 12/1/78",,,,,,,,,
,"5/13/96","Bought"," 4,700","shares   @",24.2367,"per share",,,
,"5/13/96","Bought","50,000","shares   @",24.25,"per share",,,
,,,,,,,,,
"   George Weiss Associates, Inc.",,,,,,,,,
,"06/12/96","Bought","  2,500","shares   @",23.625,"per share",,,
,"06/13/96","Bought",42400,"shares   @",23.5,"per share",,,
,"07/01/96","Bought",67000,"shares   @",25.5,"per share",,,
,"07/01/96","Bought",60500,"shares   @",25.75,"per share",,,
,"07/01/96","Bought",42100,"shares   @",25.698,"per share",,,
,,,,,,,,,
"   Weiss Total Return Limited Partnership",,,,,,,,,
,"07/01/96","Bought",34000,"shares   @",25.5,"per share",,,
,"07/01/96","Bought",44200,"shares   @",25.75,"per share",,,
,"07/01/96","Bought",40800,"shares   @",25.698,"per share",,,
,,,,,,,,,
"   Weiss Qualified Income Fund III",,,,,,,,,
,"07/01/96","Bought",31000,"shares   @",25.5,"per share",,,
,"07/01/96","Bought",40300,"shares   @",25.75,"per share",,,
,"07/01/96","Bought",37300,"shares   @",25.698,"per share",,,
,,,,,,,,,
,"All above transactions were effected through established securities",,,,,,,, ,"exchanges.",,,,,,,,
,,,,,,,,,
"d)","Other persons have the right to receive dividends and the proceeds",,,,,,, ,"from the sale of securities. Such persons do not own more than",,,,,,,,
,"five percent of the common stock.",,,,,,,,
,,,,,,,,,
"e)","not applicable",,,,,,,,
,,,,,,,,,
"Item 6. Contracts, Arrangements, Understandings or Relationships with",,,,,,,,,
"        Respect to Securities of the Issuer.",,,,,,,,,
,,,,,,,,,
,"No such conditions exist with respect to the securities of the issuer.",,,,,,, ,"The above registrants which are investment companies share a common",,,,,,,, ,"investment advisor, Weiss Asset Management, L.P. The investment",,,,,,,, ,"companies may defer their shareholder rights to the advisor. The",,,,,,,, ,"president of George Weiss Associates, Inc. is also a general partner in",,,,,, ,"the investment advisor and the investment companies, and is trustee for",,,,,, ,"the employee profit sharing plan.",,,,,,,,